Filed Pursuant to Rule 433

Free Writing Prospectus

Registration No. 333-200666

February 9, 2015

ARC GROUP WORLDWIDE, INC.

Moderator: Brent Ruby

February 5, 2014

4:00 pm CT

Operator:  Good afternoon and welcome to the ARC Group World Wide Conference Call. Today’s conference is being recorded. With me on the call are Jason Young — Chairman and CEO — and Drew Kelley — CFO. Before we begin the formal discussion, I would like to turn the call over to Mr. Kelley to make a statement regarding forward-looking information.

Drew Kelley:  Good afternoon everyone. As most are aware, this call will contain forward-looking statements as defined by the Federal Securities laws. Forward-looking statements are indicated by words such as “expect”, “anticipate”, “plan”, “believe” and other similar words considering future events. All future events are inherently uncertain and actual outcomes may differ materially.

We do not guarantee future performance and past performance is not necessarily indicative of future results. Further, we undertake no obligation to update our forward-looking statements. We encourage you to review the risks that we face and other information about our company in our filings with the SEC including our annual report on the Form 10-K.

At this time I’d like to introduce Jason Young — ARC’s Chairman and CEO.

Jason Young:  Thanks Drew. Good afternoon everyone and thanks for taking the time to join our call. We announced today results for our second fiscal quarter for 2015. Sales for the quarter were approximately $27 million reflecting 36% growth over the prior year period. The increased revenue during the period was largely the result of acquisitions completely during the fourth quarter of fiscal year 2014.

Gross profit and adjusted EBITDA were $6.4 million and $3.8 million, respectively, both in line with results from the prior year period. Net income was a modest loss for the quarter — down from the prior year period primarily due to significantly higher depreciation and amortization and interest expense both generally related to our recent acquisitions.

While we made progress this quarter, we still do not view these results as reflective of the operational run rate of our business as there are several non-operational items like inventory reduction which Drew will comment on that improved our working capital position but reduced EBITDA in a fairly material way.

Those items combined with continued weakness in the firearm market and our integration efforts muted our profitability for the quarter. As you may know, our strategy is to apply advanced manufacturing processes to the relatively fragmented U.S. manufacturing industry. In this regard, we acquired ATC, Kecy and Thixoforming in late fiscal year 2014 and over the last several months have been working to integrate our technology and selling efforts into those operations.

The improvement in adjusted EBITDA margins from the fourth quarter 2014 to the second quarter 2015 reflects early results from these efforts even while being somewhat masked somewhat by the noise associated with implementation. As a historical reference point, our 2012 acquisition of AFT resulted in material increases to both revenue and EBITDA margins but only after several quarters of effort.

That all being said — while quarterly results are important — we are executing on a five-year strategy that we have conviction in. As a result, there will be periods of short-term weakness and lumpiness, but we are quite encouraged at the progress we are seeing and the opportunities coming to us as a result of our differentiated approach.

Most importantly, there is solid runway for us to improve margins and the profitability during this transitional period with the revenue we have, and when the firearm market recovers,  which could happen this year, there should be strong upside in our profitability once that happens.

We also continue to invest firm-wide in sales and marketing as well as our metal additive manufacturing technology.  While these efforts also put a short-term drag to margins, we believe they will pay off and drive future growth. We are very much in a building stage but we received positive feedback from our customers so we feel optimistic about our strategy coming together in the marketplace. In particular, we continue to develop strong IP in our metal 3D printing efforts, so while it will be in investment mode for the short-term, we believe there’s likely growth in the medium to long term as new technology disrupts legacy supply chains in traditional manufacturing.

While ATC and AFT continue to suffer from the slowdown of firearms, we are using this opportunity to broaden our end markets and develop a fully integrated value added tooling solution.  We’re very focused on continuing to develop and roll-out our rapid tooling, rapid quoting and conforming cooling by leveraging our tooling, 3D and molding expertise.

I’ll now turn it over to ARC’s CFO — Drew Kelley.

Drew Kelley:  Thank you. Echoing Jason’s comments, the firearm markets we serve remain under pressure. In particular, the weakness in the firearms industry during the quarter offset revenue gains in other sectors served by our MIM business as well as record quarterly revenue at Tekna Seal and robust sequential sales growth at 3D Material Technologies and Kecy.

However, looking ahead, recent indications from firearm customers, defense industry conferences and other sector metrics including FBI background checks, have suggested that the firearm market is poised for a potential rebound. For reference, adjusted background checks were up 8.4% year-over-year in January 2015 — second highest January on record for the system.

Overall, we believe our firearm business has stabilized and is well-positioned to benefit from anticipated improvements in the underlying sector going forward. On the operating front, we remain focused on executing numerous margin enhancement opportunities to improve our operating and financial performance. As we mentioned last quarter, and is detailed in our related filings, we’ve completed a thorough evaluation of each of our businesses and identified several opportunities for improvement. These include lean manufacturing initiatives, automation opportunities, scrap reduction programs, flexing of direct and indirect labor, reduction of overhead, as well as more general programs that are driven by our new scale. Notably, these initiatives are designed to reduce costs while not being detrimental to the top line or prospects for future growth.

While these initiatives remain on track, we did incur various one-time costs during the quarter related to implementation, most notably at AFT, where reduction in inventory level designed to improve working capital efficiency resulted in a reduction of EBITDA of approximately $450,000 dollars compared to the prior year performance.

Further, changes in AFT’s direct workforce also resulted in a similar decline in EBITDA compared to the prior year period. With labor force now correctly positioned beginning in January, we expect to see margin improvement in AFT in the coming quarters.

Overall, we believe margin enhancement efforts should result in material savings for the entire company and have already begun to see modest improvements despite the challenging conditions.

On a separate note, the company began an S-1 registration process with the SEC several weeks ago. For reference and per the advice of counsel, the company pursued this avenue as we’re not eligible for traditional equity shelf registrations on Form S-3. At this time, the S-1 registration process remains underway. However, the company is currently open-ended as to the potential timing and use of proceeds from a potential offering.  We have not yet made a definitive determination to proceed with the offering. We will decide whether to pursue an equity offering once the registration statement becomes effective, and then only after management has identified a potential use for the proceeds along with conditions and considerations of the appropriate market conditions.

If we do proceed with the offering, before any persons invest, they should read the prospectus in the registration statement, the issuer of free writing prospectuses, and other documentation the company has filed with the SEC for a more complete information package regarding the company and the potential offering.

At this point, I would like to turn it back over to our CEO for some concluding remarks before we open up for questions.

Jason Young:  While we have grown revenue, firearm weakness, one-time quarterly items, and continued investment for growth have slowed margin ramp in the quarter, but we feel a lot of this drag is beginning to wane. For instance, we took the hit for the one-time quarterly items in Q2 which should provide meaningful opportunity for sequential margin enhancement going forward.

This margin progress, which we expect to continue, coupled with the potential rebound in firearms over the course of this calendar year could be favorable for the company. We will continue to invest prudently for growth but we feel that we are now working our way out of this transitional period and we are seeing the pieces we have put in place come together nicely which should be reflected in our margins going forward.

As I mentioned, we are implementing a long-term strategy so to the extent we can maximize quarterly results we will do so, but we expect periods of transition like what we are in and what we experienced when we bought AFT. What we would like to point out is that through the AFT transitional period, we materially increased EBITDA and margins and we have materially grown ARC over the past several years.

We don’t view recent softness as long-term trends in our business, but rather a transitional period in which we are positioning ourselves for future growth. We continue to focus on our long-term plans and business model as our strategy will take time to play out as it has historically.

We have conviction that our holistic strategy of combining additive and subtractive manufacturing, along with the implementation of technology in traditional manufacturing, should drive ARC’s market share as our solution disrupts legacy manufacturing supply chains. We appreciate everyone’s time, and we’ll now open the call to questions.

Operator:  Thank you. If you would like to ask a question, please signal by pressing Star 1 on your telephone keypad. If you’re using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Again, please press Star 1 to be placed into the queue. And we will go first to Jon Tanwanteng with CJS Securities.

Jon Tanwanteng:  Hi guys. Thanks for taking my questions.

Drew Kelley:  Absolutely.

Jon Tanwanteng:  Drew, just two quick one’s for you and then maybe Jason a higher level question. First, what was the size of the impact of currency in the quarter from revenue to earnings standpoint?

Drew Kelley:  That’s a good question. As you know, with our AFT Hungarian operations we started the budgeting process for the current fiscal year when the euro was approximately $1.3, $4 to the U.S. dollar. Now we’re in the $1.13, $1.14 range so it has had a meaningful impact to the top line.

To that point, we have entered into certain currency contracts to a certain extent to mitigate the exact impact going forward. But to characterize the particulars, it’s a bit difficult other than to say it has been substantial and we’re doing our best to mitigate it going forward.

Jon Tanwanteng:  Okay. And then there was also a nice reduction in the SG&A quarter-over-quarter. Should we expect that to be the run rate going forward?

Drew Kelley:  We’re very focused on SG&A, corporate expense, if you will. A lot of that over the past two quarters has been the product of the integration and we’re very cognizant of those costs. Without giving too much, we do expect to be very focused on those underlying items and probably somewhere in between this quarter and last quarter is the appropriate run rate.

We again will focus on continuing to try to maintain the most recent performance. There are sometimes one-time or larger items that quarterly could come in, especially as we approach the fiscal fourth quarter.

Jon Tanwanteng:  Okay, great. And then Jason, from a broader perspective, can you talk about the demand drivers and transferable to MIM in 3D and are your clients looking for higher performance? Or a faster time to market? Or something else? What are the trends, hot topics or bullet points that translate to a sale when you speak with clients?

Jason Young:  That’s a good question. Every customer conversation ultimately comes down to speed to market. Obviously price, quality, reliability, and delivery are all important factors of the sale process. But a lot of it comes down to time to market and that’s why we’ve been very focused on trying to integrate our kind of “soup to nuts” offering starting from the design prototype stage, moving through rapid tooling and tooling to production.

For us, the selling process is a very different paradigm that a lot of our competitors, who are more on the one-off kind of manufacturing process or on the different ends of the production life cycle. Our selling proposition is really more focused on a holistic offering and helping them get to market as quickly as possible.

For us, the key trends are really having this bundled solution and eliminating the traditional bottlenecks. Part of that is having the different technologies that we have, but then part of it is developing new technologies to reduce the supply chain. For instance, I spoke about the rapid tooling efforts. That’s a key initiative for us.

Obviously, 3D has been a key initiative for us to speed up time to market as well. But on the MIM side specifically, the biggest differentiator that we have is both our scale and the complexity of our IP’s. We can make a lot of other parts and products that just simply other MIM companies cannot make which puts us ahead of the competition on the MIM side, but also MIM can provide a more efficient solution than legacy forms of manufacturing whether it’s machining or casting.

Many times MIM can displace these traditional forms that might have taken two or three different types of legacy processes where MIM can do it in one process. Ultimately, what that technology gives our customers is a more seamless solution at usually better costs and higher quality.

Jon Tanwanteng:  Okay, thanks. And then maybe one more if I could. How should we think about your business model in the context of the 3D printer manufacturers who have also branched down to the prototype services? What advantages do you bring to the table? And does that translate into more captured value in the manufacturing chain?

Drew Kelley:  Yes, I think that’s a great question. And from a business model perspective, that’s something that we’ve been very thoughtful about how we approach it. Obviously, the 3D printing manufactures have started to branch out heavily onto the service side. And so, we have seen significant interest not only from the manufacturers, but also the prototypers, to get into the production business.

Their efforts are primarily centered around the short run and prototyping type side of things. While we think that’s an interesting market, ultimately, we think the biggest disruption that 3D printing and new manufacturing technology will have will ultimately be on the production side of the market, the full production side, which is the vast proportion of the global manufacturing market.

And so, we think we’re competitively positioned far better than the 3D printer manufacturers because, at the end of the day, the only ends that are looking for this production in volume are going to work with time tested suppliers like us who’ve been supplying reliable product to them for 10, 20 plus years.

We have the customer base, we have the reputation from a supply chain in a technology standpoint, so it’s really a natural evolution of our selling process whereas the 3D manufacturers that are trying to greenfield their way into that business. It’s just a very long road to get qualified by these companies and get on the AML lists.

We think because we’re already supplying them and because we have embraced this technology early, we’re really in a pole position to take advantage of what the key areas of growth will be in the industry which we believe will be the metal, the 3D printing areas specifically on the metal additive manufacturing side, but ultimately on the production side which is where really the key OEM’s are focused on.

The prototyping side is nice, but it’s really a means to an end. We can supply that “end” solution. The commodity side of plastics has really seen a huge margin in ((inaudible)) and so we think really the margin and scale opportunity is on the metal production side.

Jon Tanwanteng:  Great, that’s helpful. Thank you.

Drew Kelley:  Jon, before you go I want to double check a number, but I have confirmed it now. In response to your euro question, year-to-date the decline in the euros decreased our EBITDA in an excess of about $250,000 again on the EBITDA line so it’s had a meaningful deterioration in terms of the cash flow that typically it operates and generates.

Jason Young:  But to counteract that, as Drew said, we did place currency hedges starting in early January.

Jon Tanwanteng:  So, great.

Jason Young:  So it’s really more of a second quarter impact...

Jon Tanwanteng:  Got you.

Jason Young: than go forward.

Jon Tanwanteng:  Thank you.

Jason Young:  Yes.

Operator:  And we will go next to Bobby Burleson with Canaccord.

Bobby Burleson:  Hey guys, thanks for taking my question.

Drew Kelley:  Sure.

Bobby Burleson:  I have a couple of questions. So it sounds like this background check is a good leading indicator of firearm sales, can you give us a sense for what the lag time is between the 8.4% type growth rate that we saw in January and when we can actually see something that’s realized on the MIM sales?

Drew Kelley:  Bobby, great question. Some of the key industry factors that we’ve been looking at — obviously, the background checks, have been positive. At the SHOT Show in Vegas a couple of weeks ago, which we were at, we began to get very positive feedback.

Obviously, the firearm manufactures, a lot of them, have been raising revenue guidance which, if you connect the dots, when they lowered revenue guidance, I think sometime around this time last year, was, to a certain degree, a leading indicator of the decline in the firearm business for us.

It remains to be seen but we’re hopeful that this raised expectations of revenues in our customer base will hopefully translate into our business and we’ve obviously been having active dialogues with our customers with that in mind.

It has been two weeks since the SHOT Show and it’s our understanding that a lot of the retail buyers in that industry will make their purchases shortly thereafter. Our customers are starting to get the purchase orders from the retailers and then that should start to cycle back to us over the next month or two.

And as that goes into production, depending on the level of rebound, we probably expect to see more of that happening in the fourth quarter rather than the third quarter, going into the first quarter of next year. So I think ultimately from a timing perspective our hope is to see some pickup in the fourth quarter.

It’s still a little early for us to have specifics on what to expect. But, “reading the tea leaves”, that’s what we’ve been seeing. And then really going through the rest of the calendar year would be our expectation depending on the level of rebound.

Drew Kelley:  In summary, it’s seemingly positive.

Bobby Burleson:  Okay, it sounds positive. Looking at the December quarter it sounds like that was the main source of revenue weakness. And I know that in the past you’ve said that you haven’t really lost share of those customers? Are there are any other areas of concern where there could be further topline disappointments? Or do you feel once we get the firearms weakness behind us that there’s better visibility and being in a better position to hit and perhaps exceed numbers?

Drew Kelley:  Yes, that’s as great question. To answer the first part of it, we have not, based on what we know today, have any reason to believe that we’ve lost any market share. In fact, it’s the opposite. We have a great relationship with our firearm customers. None of them have indicated any move away from us with their pre-existing tooling.

Through this period we’ve maintained a very close relationship with them. The reduction has been directly a result of their reduction and no other source. We feel fairly confident about the current level of our relationship with them so if it rebounds, we would expect to see, a similar level of rebound.

In fact we have been deepening our relationships with these guys because of our broader product offering. With some of our key customers it’s been a very encouraging development with our new sales paradigm because with some of our firearm customers we’ve not only been selling them MIM, but we’ve been selling them plastic injection molding.

They’ve been looking at our fix molding. We’ve been doing some metal 3D printing for them. We’ve been doing some rapid tooling and conformal cooling for them. We’ve really been changing the conversation from just being say a “one up” in supplier to really a solutions provider. That’s been very validating for us. On the one hand, we’ve kept our relationship with them. We would expect to continue to grow, commence it with our prior business, but we’ve been deepening our relationship with them which is exactly our business plan which has been playing out which everybody is quite excited about.

It’s still early days as they’re testing out these new capabilities. But that could be interesting ramp in the future. And then thirdly, we’ve actually been able to take market share from other firearm companies that we hadn’t been selling to. So during this downturn, we took the opportunity to really, attack our competition and really try to expand our market share with these other firearm companies that we weren’t previously selling to.

So during this lull, we’ve been able to make solid inroads with new firearm customers. You don’t see that really translating materially because of the trough in the sales cycle with firearms, but as that rebounds with the new customers, we’re quite encouraged by it. And again, it’s because of our differentiated offerings.

I think to answer your question, in summary, if and when that does rebound, we’d be quite optimistic about the sell through there. And, because we’ve had such a big focus on managing the cost side to maintain our margins at these reduced levels, which I think is a key point because, obviously we’re disappointed that we weren’t able to drive increased EBITDA.

But, with sequential decline in revenues, there was sequential maintaining of margins and that’s because we’ve reduced the cost side so there should be positive operating leverage as we grow to drive meaningful incremental margin with the rebound.

Bobby Burleson:  Great. And just switching gears, just one final question. If you talk about 3DMT and for a second and then you got a 3D printing business, you guys are in a unique position to capture a metal demand because you’re experts in metal. I’m wondering if there is any kind of update that you can give us in terms of the capacity you have in place?

Any kind of timeline for increasing utilization levels? Any interesting anecdotes that you’ve seen in that business that can help us understand how it’s developing? Thank you.

Drew Kelley:  Yes, good question. You’re right, we do have a focus on metals. It plays to our strengths from a material science and metal powder standpoint. From an end market and product reputation, it’s very strategic to what we’ve been doing. It’s been in natural dialogue with our customer base.

The full or 3D technology is still in its early days but the second quarter was represented by material growth in that segment. It was obviously a record quarter for that technology at the end of 3D material group in that specific division. That was encouraging, but with that being said — it’s still early days.

If you look at the market, the metal side, in our opinion, is the most exciting part of the market and really the most practical as far displacing other forms of manufacturing. The reality is it’s frustrating at times but it’s just still very early days. So we have an active dialogue with a lot of customers.

Some people have been testing it out. But, it’s to a certain degree we still remain in the education process with our customer base because it is new. People don’t totally understand it. They haven’t tested it out. And so it’s not in a stage where it’s really moving into real production. People are still prototyping and doing short run.

I believe that that market still is probably a year plus away from really getting to real volumes that make sense. But what we’ve been doing in the meantime, 3D metal in many ways is very somewhat to MIM metal from a process standpoint, but from an IP standpoint in that you can’t just buy a metal 3D printer and start printing out parts. There is material IP that goes into that process.

So, what we’ve been really doing over the last year is investing in the R&D to really be an expert in that process. And so we’re really trying to be from a competitive standpoint where we can really differentiate ourselves and stay ahead of the curve is having strong IP in the metal space which we’ve developed and we continue to develop.

So that’s putting a nice “moat” around our business — and that resonates very well with our customer base. But at the same time, I think that it’s still going to be kind of a year plus away from really ramping to really drive real revenue or margins.

But, at the same time I think, because there’s that kind of huge R&D effort and the whole education process, it’s going to make a lot of people shy away from the market. But when the market does flip, we think we’ll be in the pole position for that. And so whether it - it’s printing the metal parts for production in aerospace or automotive or energy or defense or medical, we think there’s big opportunities there.

There’s obviously big opportunities on the tooling side with metal 3D printing. And we’ve been working with customers in all these aspects. But again, it’s going to take time to ramp. I think if you look at where we are in the country, for instance, there are just a very few players that are developing expertise in this space. And there’s even fewer players that have the expertise and the customer base that we have.

Bobby Burleson:  Very - Well, thanks for answering my questions.

Drew Kelley:  Yes.

Operator:  And we will go next to Ananda Baruah with Brean Capitol.

Ananda Baruah:  Hey guys, thanks for taking the questions. Appreciate it. A few if I could. Drew, just a clarification on the FX impact of the Hungary business. Is that - is that impact entirely due to translation? Or did you also see some reduced demand as a result of, perhaps, de facto kind of S&P increases as the euro move? An afterthought tonight?

Jason Young:  Yes, in terms of demand, I mean I think we use the fact that we had domestic and European facilities very strategically. And in some cases, one will be able to offer a lower or more attractive bid, if you will, in response to purchase orders whether it’s the smaller or reduced labor we utilize in our automated facilities or, and again, in the international markets the lower cost of - inherently, we’re there.

Relative to MIM in general, demand remains robust both domestically and internationally. And ultimately, we believe that the MIM market is such that it can grow a multiple of what it is today. So even if there is a particular region or country, even industry, that had a momentarily decline, we should be able to fill that through our global sales force and focus.

Jason Young:  Ananda, just to add to that, the decline that we had from the euro was primarily currency driven. So the Hungarian business actually grew quite well over the quarter but that was muted obviously due to the swift decline in the euro which we just frankly weren’t prepared for.

With that being said, going forward, as you said, obviously we had a global approach. But presumably if the euro continues to stay under pressure, that will make Hungary more competitive and grow globally.

Ananda Baruah:  Got it, that’s really helpful guys. Thanks. And then just another clarification — the foreign during the $50,000 impact from AFT that you said was one-time, does that - should we expect that to normalize in the March quarter? Or what’s the best way to think about that?

Jason Young:  With the decision to liquidate the inventory at one facility that I think we would not suggest is a representative of the ongoing impact. That should be more normalized going forward. And while there is some variability quarter-to-quarter, this was a one-time cleanup, if you will.

So I would expect operationally that facility and others to improve based on a more efficient capital structure in terms of inventory and more importantly other operational changes that we’re making whether it’s to the direct labor force or scrap reduction, etc.

Ananda Baruah:  I got it.

Jason Young:  Ananda, basically the margins at AFT, due to some one-time issues in the second quarter, are not indicative of the go forward margins there.

Ananda Baruah:  Understood. That’s very helpful. And then you guys both begin to touch on the other areas of the MIM business. Can you just sort of walk through the key areas and what you saw in the marketplace in the December quarter, trend wise and how things have gotten off to start into the first month of the first quarter here?

That’d be real useful. And then I have one last one after that one. Thanks.

Jason Young:  Yes, sure. So on the MIM side, I think the second quarter obviously, the firearm market, didn’t really show up. But, the other markets have continued to do well. We’ve seen lots of opportunity for growth. We actually had been making inroads with new firearm customers even though it’s at trough levels.

The other market segments remain quite compelling and we think that there’s lots of growth opportunities in MIM in medical and in aerospace. In automotive and presumably in firearms when and if it rebounds. I think the trends in the quarter were quite strong and we continue see that strength going forward.

Ananda Baruah:  Jason, do you see the tenor in cadence of demand to materially strengthen or weaken during the quarter?

Jason Young:  I think that’s a hard question to answer just because the MIM sale cycle is really six to twelve months. We can’t really define MIM sales trends over a quarterly period. One possible way to look at the trends are by looking at the tooling.

We have been launching lots of new tools which is a decent indicator of where business is likely to go. We’ve launched lots of new tools in the firearm business. For instance, it will be interesting to see whether we turn those tools on based on production volume and expectations. We’ve been launching lots of new tools which is quite encouraging.

But, those tools that we’re launching have been programs that have been in the works for six plus months. So, again, I think it’s hard to define, on a quarterly basis, micro trends in the space. But I think on a more high level, we have no reason to believe that any of our end markets and MIM are going to slow down outside of the firearm side which is what it is at this point.

But I think ultimately the onus is really more on us in that MIM in many ways. Metal printing is a newer technology and the biggest challenge to growing MIM is educating our customers about it and getting the word out there. Frankly, I think that MIM is less driven by “a market growth in MIM” and more driven by us doing the missionary work to educate our customers and pioneer the growth of the technology.

Frankly the onus is more on having a well-organized and well-executed sales effort which isn’t easy but we continue to improve and I think that’s ultimately the effectiveness of our sales efforts is what’s going to drive the performance of the MIM industry.

Ananda Baruah:  Very well laid out, thanks a lot for that. That’s really helpful. And I guess sort of in that vein, last one for me, how should we think about - can you just sort of run through how you’d like us to think about what your initiatives are for the year? How we should think about you guys approaching those? And then I’ll cede the floor. Thanks.

Jason Young:  As far as fiscal year 2015 goes, we’re obviously pretty well into it at this point. I think as far as courses - these unique initiatives since the sales cycle is so long,  there’s very little we can do to change topline performance at this point because we’re either getting tooled up or we’re already tooled up on the business that’s likely to happen for the next five months.

From a sales standpoint, it’s really more focused on fiscal 2016 and beyond which we’re quite optimistic about but that’s really going to be a product of how successful we are with our sales efforts and execution. As far as the rest of this fiscal year goes, from our perspective, it’s really a margin story because the revenue to a certain degree is going to be what it is.

The opportunity to take this revenue that we have and improve margins is truly our core focus from a financial standpoint. And, as we’ve mentioned, we think we have the runway to do that so that’s really a key focus for us.

Outside of that, it’s continuing to develop our proprietary technology and organize ourselves in such a way that we can educate our customers and be aggressive with our selling efforts.

Ananda Baruah:  Very good, thanks a lot. Appreciate it.

Jason Young:  Yes.

Operator:  As a reminder to our phone audience that is Star 1 if you do have a question. Once again, Star 1.

Jason Young:  And Ananda, just to add one more point there as far as how we frame the context of where we believe we are, per my prior comments, we really do view ourselves in a transitional period. And as I said, if you look back to when we acquired and integrated AFT, there was a lull in our performance for the first year as we digested that, but we came out of that quite strong as we hit our stride.

For us, we’re really in that incubation process and building process. Particularly the manufacturing production business is not a business that is a business that you can really affect on a quarterly basis. It’s a long-term business with large, long-term production volume with major OEM customers that are very difficult to break into.

Ultimately our business tends to be sticky but its business that, at times, takes years to develop. If you look at where we are in the context of what we’re doing, we’re really in the building phase of putting together key aspects of our strategy to increase our competitiveness to help us grow market share in the future.

We obviously try to manage the quarters to the extent we can. But our strategy is really a long-term strategy and we’re in this transitional phase of putting in the building blocks for the future. And we’ve been through these cycles in the past if you look back over the last few years.

So, while there is some level of softness it’s really not a negative because what we’re putting together really resonates with our customers and, we believe, this is a place where we will continue to grow from.

Ananda Baruah:  Got it.

Operator:  And we will go next to Martin Rini with Private Investor.

Martin Rini:  Hi, yes, this is Martin Rini and my concern is mostly along the lines of credit actually and many fine companies run into problems because they don’t handle their cash flows and their relationships with their banks.

I was wondering if you could comment be that you’re fairly highly leveraged from what I observed and I just wondering how you’re dealing with that other than this proposed offering of 3 million shares?

Drew Kelley:  Well, thanks for the question. Let me reiterate — we’re in compliance with all covenants as of the quarter end. I think most importantly or the best response I can provide to you is that the events of the past several months have demonstrated our strong working relationship with our lenders and we appreciate that and we think we continue to have a good, working relationship with them.

Overall we don’t believe our company to be over leveraged. And at the same time, we believe to have at our disposal numerous financing options should we need it. So we think that we’re disciplined in our approach. We’re looking ahead and looking forward and certainly think that the capital structure we have in place we can work with and it’s flexible should we find ourselves in a situation.

Jason Young:  And Martin just to follow-up on that, the equity offering was something that we had planned to do as late as a year ago. The point of the liquidity offering really was to expand liquidity in our stock and give us capital to do things.

While we certainly would like to add additional flexibility to the balance sheet, it was not - that equity offering process was not launched in response to anything having to do with our debt restructuring last quarter.

Martin Rini:  Thank you. I’m sure that’s had a depressing effect upon your stock price. But I appreciate your giving that extension for your building a sound foundation and on what you’re doing and not so much what the banks would let you do. Thank you so much for answering my question.

Drew Kelley:  Yes. Yes, thank you.

Operator:  And, no further questions. I will turn it back over to the speakers for any additional or closing remarks.

Drew Kelley:  Well, thanks everyone for joining. We appreciate everyone’s time and interest and questions. Thank you. Goodnight.

Operator:  That does conclude our conference. Thank you for your participation.

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Please note this transcript has been edited for grammatical purposes and does not reflect a verbatim transcription of the conference call.  Inaudible comments and crosstalk have been deleted. Conforming style corrections have been made.  No substantive or material changes to the comments or questions recorded on the conference call have been made to this transcript.

AVAILABILITY OF COMPANY REGISTRATION STATEMENT (INCLUDING A PRELIMINARY PROSPECTUS AND ISSUER FREE WRITING PROSPECTUSES):

The Company has filed a registration statement (including a preliminary prospectus and issuer free writing prospectuses) with the U.S. Securities and Exchange Commission (“SEC”) for the offering of common stock to which this presentation relates.  Before you invest, you should read the prospectus in that registration statement, the issuer free writing prospectuses and other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may obtain these documents free of charge by visiting the SEC online database (EDGAR) on the SEC’s website at www.sec.gov.  The Company’s registration statement on Form S-1 containing the preliminary prospectus, dated January 20, 2015, is available at the following link:

http://www.sec.gov/Archives/edgar/data/826326/000104746915000280/a2222688zs-1a.htm

Alternatively, you may obtain a copy of the prospectus and any other publicly available documents from the Company by calling (303) 467-5236 or from Brean Capital by calling (212) 702-6500.

“Forward-Looking” Statements

This transcript may contain “forward-looking” statements as defined in the Private Securities Litigation Reform Act of 1995, which are based on ARC’s current expectations, estimates and projections about future events.  These include, but are not limited to, statements, if any, regarding business plans, pro-forma statements and financial projections, ARC’s ability to expand its services and realize growth.  These statements are not historical facts or guarantees of future performance, events or results.  Such statements involve potential risks and uncertainties, and the general effects of financial, economic, and regulatory conditions affecting our industries.  Accordingly, actual results may differ materially.  ARC does not have any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  For additional factors that may affect future results, please see filings made by ARC with the SEC, including its registration statement on Form S-1, as amended, its

Form 10-K for the fiscal year ended June 30, 2014, Form 10-Q for the period ended September 28, 2014, Form 10-Q for the period ended December 28, 2014, as well as current reports on Form 8-K filed from time-to-time with the SEC.

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